

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 2, 2009

By Facsimile and U.S. Mail
Mr. Fabio de Oliveira Barbosa
Chief Financial Officer
Companhia Vale do Rio Doce
Avenida Graca Aranha, No. 26
20030-900-Rio de Janeiro, RJ, Brazil

> **Re: Companhia Vale do Rio Doce**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed May 13, 2008**
> **Response Letter Dated December 16, 2008**
> **File No. 001-15030**

Dear Mr. Barbosa:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief